IN THE MATTER OF FILE NO. 70-9897 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Ventures, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841
Allegheny Energy Global Markets, LLC 10435 Downsville Pike Hagerstown, MD 21740
_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq.                    Michael Morrell
Vice President and General Counsel            President
Allegheny Energy, Inc.                          Allegheny Energy Supply Co., LLC
10435 Downsville Pike                          10435 Downsville Pike
Hagerstown, MD 21740                         Hagerstown, MD 21740

Anthony Wilson, Esq.                           Patricia Clark, Esq.
Senior Counsel                                  Deputy General Counsel, Supply
Allegheny Energy Service Corporation         Allegheny Energy Service Corporation
10435 Downsville Pike                          4350 Northern Pike
Hagerstown, MD 21740                        Monroeville, PA 15146-2841

Peter Clarke, Esq.                               Joseph Frumkin, Esq.
Debra Schnebel, Esq.                           Robert E. Buckholz, Jr., Esq.
Jones, Day, Reavis & Pogue                    Sullivan & Cromwell
77 West Wacker                                 125 Broad Street
Chicago, Illinois 60601                         New York, NY 10004-2498

        THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by the Application/Declaration referenced herein and the related Order of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transaction to merge Allegheny Energy Global Markets, LLC and its energy trading activities into Allegheny Energy Supply Company, LLC, as authorized in Holding Co. Act Release No. 27486 (issued December 31 2001).

        This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

                                                                ALLEGHENY ENERGY, INC.

                                                                By /s/ MARLEEN L. BROOKS

                                                                       Marleen L. Brooks

                                                                       Corporate Secretary

Date: March 21, 2002